1999 ANNUAL REVIEW
KENTUCKY INVESTORS, INC.

TABLE OF CONTENTS

Letter to our Stockholders                    2
In Memoriam                                   8
Management's Discussion and Analysis          9
Board of Directors                           23
Corporate Officers                           24

Kentucky Investors, Inc.

Selected Financial Data                      25
Report of Independent Auditors               25
Consolidated Financial Statements            26


Notes to Consolidated Financial Statements   30
Stock Prices and Annual Meeting              44


LETTER TO OUR
STOCKHOLDERS

Dear Kentucky Investors, Inc. stockholder,

Other than 1960 when Investors Heritage Life Insurance Company ("Investors Heritage") was organized, 1961 when the sale of life insurance began and 1963 when Kentucky Investors, Inc. ("Kentucky Investors") was formed to buy controlling interest of Investors Heritage, no year has been more eventful to our companies than 1999. The pictures shown through page 7 represent a few significant moments in our nearly 40 year history.

During 1999 Kentucky Investors and Investors Heritage entered into a share exchange agreement whereby Kentucky Investors became the sole stockholder of Investors Heritage Life Insurance Company. The share exchange, which was effective December 31, 1999, was approved by the Investors Heritage stockholders on November 18, 1999. In the share exchange Investors Heritage stockholders received 1.24 shares of Kentucky Investors stock for each share of Investors Heritage stock they owned. At the time of the exchange Kentucky Investors owned 74% of Investors Heritage and now owns 100%.

Much thought Went into this strategic decision and the potential benefits the share exchange would provide stockholders of both companies. Some of the potential benefits for stockholders of both companies are:

*    A single, publicly-traded entity with a consolidated stockholder base;
*    Simplification of the financial reporting structure;
*    Creation of economies of scale, thereby reducing administrative costs.

For former Investors Heritage stockholders the share exchange creates an ownership interest in Kentucky Investors permitting them to share in the continued growth of Investors Heritage.

Kentucky Investors stockholders should benefit from enhancement of Kentucky Investors capital structure and increasing opportunities for growth through merger and acquisitions, including the possible use of its equity securities in those transactions. Kentucky Investors and Investors Heritage plan to seek blocks of business and unaffiliated companies to acquire and administer that fit our strategic business plan.

(Appearing here are pictures along with a description which reads, "1930's-2000, Frankfort, Kentucky - Development of the corner of Capital Avenue and Second Street, the location of our Home Office.")

We welcome the former Investors Heritage stockholders as owners of Kentucky Investors. As a result of our combined financial reporting in the Annual Reviews over the past several years most of our stockholders should be acquainted with our financial reporting format. This year and in the future the financials will be presented only for Kentucky Investors, whose numbers are derived primarily from the results of Investors Heritage.

Sales and premium income are a solid indication of the strength of our sales force: the life-blood of our insurance operations and the entire organization. Ordinary life sales exceeded our sales goal by 10% and this represented a 19% increase over 1998 production.

Investors Heritage has an enviable record of sales growth over the past decade and the graph on page 6 shows our new premium production for each year of the 1990's. As a result of our niche markets (preneed funeral insurance and credit life insurance) and our strong marketing assets (people, products, providing service), we have shown consistent and profitable sales growth throughout the decade while the industry as a whole has been reporting flat sales results in recent years. Our sales managers have once again set an ambitious sales goal for 2000 and the first two months of the year point to success in achieving this goal.

Kentucky Investors, as a result primarily of Investors Heritage, but also wholly-owned subsidiaries Investors Heritage Financial Services Group, Inc. ('Financial Services Group') and Investors Heritage Printing, Inc., enjoyed another record year of earnings. On revenue of $62,772,000, an increase of 8.8% over 1998, Kentucky Investors had pre-tax profit of $4,852,000 compared to $4,010,000 in 1998, an increase of 21%.

From an insurance regulatory standpoint, statutory surplus growth for the insurance company is more important than ever. We have had a number of charges to statutory surplus over the past five years that are now complete. We anticipate that the statutory surplus of Investors Heritage will increase over
the next few years.   However, as we continue to have strong life insurance
sales the statutory surplus growth will be slowed as a result of the additional statutory reserves necessary to support our new and increased insurance in force. Although GAAP earnings remain strong, Kentucky Investors has held its dividend to stockholders at the same rate as last year in part to alleviate the strain on Investors Heritage statutory surplus. As the statutory surplus of Investors Heritage increases and GAAP earnings improve, management anticipates that Kentucky Investors' dividend will increase.

(Appearing here are pictures along with a description that reads, "1963-1964 - Construction of Home Office. Building as it is today.")

Investors Heritage continues to be a very vital part of the preneed and final expense insurance market. Over 600 funeral homes do business with Investors Heritage. Numerous funeral homes joined with us last year and we anticipate an increase in funeral home accounts this year.

In addition to our continued sales emphasis in the states currently targeted, our business plan for 2000 in the funeral home market includes development of consistent sales in Alabama, Arkansas, Louisiana, Michigan, Missouri and Mississippi. We also anticipate applying for certificates of authority to conduct business in Maryland and Pennsylvania.

As reported last year, we have a strategic alliance with Family Assistance, Inc., a company that provides at-need financing and accounts receivable management for our funeral home clients. During the past year this alliance resulted in helping clients of these funeral homes access over $1,000,000 in loans to pay for funeral expenses. We believe this important service strengthens us in the funeral home market.

We also have a non-exclusive, strategic alliance with Aurora Casket Co. and Paul Casket Co. whereby funeral homes that use their caskets and fund prearranged funerals with Investors Heritage products will have casket price guarantees from the prearranged contract date until the date of death. We look forward to a successful relationship with these two outstanding companies.

(Appearing here are pictures along with a description which reads, "April 26, 1961 - First insured, Janie Hunsaker (now Terry), her mother, Jean Hunsaker, and agent Glenn Crum. Janie's policy is still in force. 1963 - Harry Lee Waterfield, Kentucky Investors, Inc., presents Jess Odom a check for the purchase of 51% of Investors Heritage. April 30, 1964 - First annual stockholders' meeting of Kentucky Investors, Inc.")

As a result of the strong economy and our dedicated marketing team, credit life, credit accident & health and mortgage redemption sales were strong in 1999. We market these products through Financial Services Group. Investors Heritage administers all of this business and management is pleased with the progress made in this market over the past year.

The only negative we foresee in the credit life market at this time is the impact the cuts in tobacco allotments and the overall attacks on the tobacco industry will have on the economy of tobacco producing states and particularly Kentucky where most of our credit insurance is written. A potential effect would be a decrease in loan demand, which would in turn decrease credit insurance sales. We anticipate expanding our credit insurance operation into other states for general sales growth but also as a hedge against possible decreased sales in Kentucky. During the fourth quarter of 1999 we expanded into Michigan and we anticipate increasing production of credit life products there early this year and expanding to other states later in 2000.

During 1999, Congress passed the Financial Modernization Act.   We have watched
and studied this legislation and considered the effect it might have on our companies. At this early stage we believe this law will enhance life insurance sales for our companies. This new law, among other things, allows banks entry into the insurance business. However, we do not believe many banks will, in the foreseeable future, want to form or buy insurance companies. We believe banks will move to take advantage of the marketing and sales opportunities, which will provide them access to all lines of insurance. This should present many marketing opportunities for us. We are prepared to take advantage of this legislation.

Our Information Services Department is to be commended for the outstanding job they did in preparing our companies for Y2K. We entered the new year without any problems thanks to the foresight and hard work of our Information Services staff.

(Appearing here are pictures along with a description which reads, "1965 - The IHC Contract (policy) laid the foundation for our success. The policy design won an Award of Merit from the Southern Graphic Arts Association in 1965. Harry Lee Waterfield received the award from Dan Allen, representative of C-J Lithographing Company that designed and printed the policy. June 1973, Kentucky Dam Village, 12th Annual Sales Leaders Convention - Children of company associates. Those still associated with companies: Jenny Philpot Clark, Bradley Philpot, Michael Dudgeon first 3 on left); Matt Philpot (7th from left), Mary Dudgeon Edelen (3rd from right).")

A graph appears here showing the growth in new premium sales for Ordinary Life Business.
     1990 - $ 5,481,000
     1991 - $ 7,335,000
     1992 - $12,902,000
     1993 - $12,600,000
     1994 - $14,463,000
     1995 - $17,289,000
     1996 - $22,363,000
     1997 - $27,238,000
     1998 - $28,442,000
     1999 - $33,839,000

Investors Heritage Printing had a very good year. It brought additional revenue of $199,000 to Kentucky Investors and saw outside printing jobs increase 35% over 1998. We are particularly proud of the printing of several promotional materials for the new Kentucky History Center in downtown Frankfort.

As in all previous years we can again report that the quality of our assets is one of the very strongest parts of our operations. Once again at year-end 100% of fixed income assets were rated investment grade.

As a means of showing the adequacy of our assets, I refer you to page 19, the Analysis of Asset Adequacy tests performed each year, even though we are required to do so only every three years. As in the past 11 years, the analysis shows very favorable results.

(Appearing here are pictures along with a description which reads, "July 1976, Asheville, North Carolina, Grove Park Inn - Attendees at 15th Annual Sales Leaders Convention and our first convention in North Carolina. July 1977 - Sales Meeting and announcement that Investors Heritage had reached one billion dollars of total life insurance in force.")

During 1999 four outstanding people died who made extraordinary contributions to our companies as sales representatives, stockholders and friends from the earliest days of our companies. Each had retired from active sales but their impact on our success can never be adequately expressed nor their friendship ever forgotten. A Memoriam to Howard Dempsey, Lonnie Furr, May Williams and Ruth Moore Craig is on Page 8.

The Kentucky Investors, Inc. family of companies closed the 20th Century with the share exchange, record sales, record earnings and with a sales and administrative staff dedicated to continuing our history of solid growth and service to our sales clients and insureds.

We have a solid business plan in place and with the continued support of stockholders and sound advice and direction given by our board of directors we will move our companies forward profitably and with purpose.

/s/
Harry Lee Waterfield II

(Appearing here are pictures along with a description that reads, "August 1978 - Frey Todd, sales representative and manager, 1962-present, submitting the first $1,000,000 life insurance application to Harry Lee Waterfield. July 1986, Frankfort, Kentucky - Company founder, Harry lee Waterfield, his wife Laura and company president Harry Lee Waterfield I at the 25th Annual Sales Leaders Convention. March 31, 1998, Frankfort, Kentucky - Company officers commemorating the day Investors Heritage reached one billion dollars of ordinary life insurance in force.")

IN MEMORIAM

(Picture of Howard Dempsey appears here.)
HOWARD DEMPSEY died January 4. Howard was a loyal friend an associate and true gentleman. He and his wife Clyde were both in the first agents' class of Investors Heritage Life and the 12th and 19th agents hired. Clyde preceded Howard in death by several years. Howard celebrated his 90th birthday with many of his family and friends on October 23, 1998.

(Picture of Lonnie Furr appears here.)
LONNIE FURR, of Calloway Co., Kentucky was a native of Louisiana and licensed with Investors Heritage on June 5, 1961. He was a leading producer during the 60's and 70's. He loved to fish and decided to slow down in the 70's, but continued to provide excellent service to his and other company clients in several west Kentucky counties.

(Picture of May Williams appears here.)
MAY WILLIAMS, became a sales representative for Investors Heritage on June 22, 1964. May was important to us as a sales representative, stockholder and all-around supporter. She and her late husband, Archie, were tourist industry pioneers, establishing the Morehead Tourist Camp in 1939. Tourist camps were the forerunner of today's motel. May was also very active in Democratic politics in Kentucky.

(Picture of Ruth Moore Craig appears here.)
RUTH MOORE CRAIG, CLU, was an all-star producer for Investors Heritage. She died Christmas Day at the age of 81. Ruth Moore was one of the first people licensed by our company. Prior to beginning her insurance career she had been a feature writer for the Louisville Courier-Journal and The Cincinnati Post and Times Star. She was Investors Heritage's first Million Dollar Producer and accomplished this in our first year of operation, 1961. She won numerous awards, sold lots of insurance and had great pride in the companies. She retired in 1993.

These outstanding associates were loyal and dedicated to serving the company and our mutual clients in the best way possible. We miss our good friends and will forever be indebted to them for their contributions to the Kentucky Investors family of companies.

MANAGEMENT'S
DISCUSSION AND ANALYSIS

ORGANIZATIONAL STRUCTURE
Effective December 31, 1999, Kentucky Investors, Inc. ('Kentucky Investors') and Investors Heritage Life Insurance Company ('Investors Heritage') completed a statutory share exchange whereby Kentucky Investors acquired 100% of the outstanding shares of common stock of Investors Heritage. Consequently, Investors Heritage is now a wholly-owned subsidiary of Kentucky Investors. The share exchange did not have the effect of changing control of Investors Heritage since Kentucky Investors already owned 74% of the outstanding common stock of Investors Heritage prior to the effective date of the transaction.

Discussions regarding the possible reorganization of Kentucky Investors and Investors Heritage began during the first quarter of 1999 and during the second quarter of 1999, the respective Boards of Directors of Kentucky Investors and Investors Heritage were advised that preliminary discussions were ongoing. The Board of Directors of each company authorized management to continue to explore the feasibility of a reorganization with primary emphasis on a tax-free reorganization.

In July 1999, the respective Boards of Directors of Kentucky Investors and Investors Heritage authorized the chairman of each company to appoint a special committee to independently review the feasibility of a reorganization whereby Kentucky Investors would exchange its common stock for Investors Heritage common stock, to negotiate the terms and conditions of any reorganization and to make recommendations to their respective boards. The Investors Heritage special committee was comprised of four of its board members. The Kentucky Investors special committee was comprised of three of its board members. While some of the members of the committee of each company also serve on the Board of Directors of the other company, independence was maintained in the review of the proposed share exchange by requiring each member of the special committee to abstain from voting on the transaction during the meeting of the Board of Directors of the company for which such board member did not serve on the special committee.

The special committee of Investors Heritage engaged The Robinson-Humphrey Company, LLC ('Robinson-Humphrey') to provide financial advice and a fairness opinion with regard to the share exchange. Kentucky Investors special committee engaged in a review of the proposed share exchange with the assistance of independent counsel. In August 1999, the special committees of each company recommended for approval to their respective boards an exchange ratio of 1.24 to 1 whereby Investors Heritage stockholders were to receive 1.24 shares of Kentucky Investors common stock for each share of Investors Heritage common stock. On August 18, 1999 representatives of Robinson-Humphrey were present at the Investors Heritage board meeting to provide financial advice and to render a fairness opinion, from a financial point of view, regarding the share exchange
ratio to the Investors Heritage board.   The Board of Directors of each company
approved the recommended share exchange ratio on August 18, 1999.

After the evaluation, the special committees and the Board of Directors of each company unanimously approved the share exchange agreement. In reaching its conclusion to approve the share exchange agreement, the Kentucky Investors special committee and the Kentucky Investors Board considered a number of factors including, but not limited to, the following:
* Information regarding the financial condition, results of operations, competitive position, business and prospects of Investors Heritage and Kentucky Investors, both on a historical and future basis and on a stand-alone and combined basis, including an improvement in earnings that would inure to the benefit of Kentucky Investors stockholders after the share exchange;
* The terms of the share exchange agreement, including the parties' representations, warranties and covenants and the conditions of their obligations;
* The relative trading prices and volumes as well as prospects for future growth and value of Kentucky Investors common stock and Investors Heritage common stock;
* The relative and intrinsic values of Investors Heritage common stock and Kentucky Investors common stock and the implied premium which the exchange ratio represented;
* The combined financial condition of Kentucky Investors and Investors Heritage following the share exchange;
* The structure of the share exchange, which permitted Investors Heritage stockholders to exchange their Investors Heritage common stock for Kentucky Investors common stock on a tax-free basis;
*    The dilutive effect of the share exchange to book value and dividends.

The Kentucky Investors Special Committee and the Kentucky Investors Board of Directors determined the potential benefits of the share exchange would include, but not be limited to, the following:
*    A single, publicly traded entity with a consolidated stockholder base;
*    Enhancement of Kentucky Investors' capital structure;
* Simplification of Investors Heritage's and Kentucky Investors' financial reporting structures;
*    The creation of economies of scale thereby reducing administrative costs;
and
* Increasing opportunities for growth through mergers and acquisitions; including the possible use of Kentucky Investors equity securities in those transactions.

The officers of Kentucky Investors and Investors Heritage executed the definitive share exchange agreement on September 24, 1999. In accordance with Kentucky law, only Investors Heritage stockholders needed to approve the share exchange agreement, which occurred at a special meeting held on November 18, 1999. The Kentucky Department of Insurance approved the transaction on December 22, 1999. The share exchange became effective at the close of business on December 31, 1999.

The acquisition of the remaining 26% of the Investors Heritage common stock from its minority stockholders was accounted for as a purchase. (Please see the President's Letter to Stockholder's and Note B to the Consolidated Financial Statements for additional information regarding the share exchange).

The corporate management structure of Investors Heritage and Kentucky Investors did not change as a result of the share exchange. Investors Heritage continues to be an authorized Kentucky domestic life insurance company and will continue to operate as it has in the past. There have been no changes in the officers or directors of either Investors Heritage or Kentucky Investors on or since the date of the share exchange.

CONSOLIDATION
Kentucky Investors is also the holding company of Investors Heritage Printing, Inc., a printing company ('Heritage Printing') and Investors Heritage Financial Services Group, Inc., an insurance marketing company ('Financial Services Group'). Kentucky Investors and its subsidiaries are collectively hereinafter referred to as the 'Company'. The accompanying consolidated financial statements of Kentucky Investors include the accounts of its respective wholly-owned subsidiaries, after elimination of intercompany transactions. However, ninety-nine percent (99%) of Kentucky Investors operations are generated by Investors Heritage.

SIGNIFICANT GROWTH AND CONTINUED EXPANSION
For the last several years the Company has been expanding its market share in the preneed funeral market. The result has been consistent growth in almost all of the states that were targeted for expansion. Financial Services Group continues to operate under marketing agreements with Investors Heritage. This arrangement has proven to be successful and enabled Financial Services Group and Investors Heritage to continue utilizing their expertise in the marketing and administration of credit insurance products. Further, through Financial Services Group, Investors Heritage is able to offer products such as mortgage protection and ordinary life insurance through financial institutions.

In November 1999, Congress passed, and President Clinton signed into law, Senate Bill 900 which is commonly referred to as the Financial Modernization Act. The Company is well positioned to move forward under the Financial Modernization Act. Management does not anticipate significant merger and acquisition activity. However, marketing and other joint venture relationships are anticipated. Because of our marketing and administrative expertise, the Company is uniquely positioned for such relationships, especially with Kentucky based financial institutions. The Company will continue to take advantage of our expertise and to explore opportunities in this new era of financial modernization.

FINANCIAL STRENGTH
The quality of our investment portfolio and the current level of shareholders' equity continue to provide a sound financial base as we strive to expand our marketing system to offer competitive, quality products. Please see INVESTMENTS LIQUIDITY AND FUND RESTRICTIONS for a more detailed discussion.

BUSINESS SEGMENTS
Statement of Financial Accounting Standard ('SFAS') No. 131 requires a 'management approach' in the presentation of business segments based on how management internally evaluates the operating performance of its business units. The segment data that follows has been prepared in accordance with SFAS No. 131. Please refer to the Notes to the Consolidated Financial Statements for additional information regarding segment data.

REVENUES
Overall revenues were $62,772,000, $57,708,000 and $52,707,000 in 1999, 1998 and
1997, respectively. The increases were due primarily to our growth as a provider of quality preneed products, growth in invested assets due to increased sales of the preneed and burial products and our market expansion of traditional
life and credit insurance products with financial institutions.   A discussion
of the changes follows. Additionally, the Company has experienced steady growth in net investment income which increased 7% or $1,045,000 in 1999 from 1998.
The 1998 increase over 1997 was 9% or $1,195,000.

PRENEED & BURIAL PRODUCTS
The Preneed & Burial Products segment includes both life and annuity products sold by funeral directors or affiliated agents to fund prearranged funerals.

Revenues for the Preneed & Burial Products business segment were 14% or $5,839,000 higher in 1999 than 1998. The 1998 increase over 1997 was 12% or $4,324,000.

Insurance sales exceeded production goals set for 1999 by approximately 10%. Actual new premium production increased approximately 19% in 1999 over 1998, primarily due to record premium production in preneed and burial products. New premiums collected during 1999, 1998 and 1997 were $29,242,000, $24,504,000 and
$21,878,000, respectively. During 1999, Investors Heritage continued to target thirteen states for developing new accounts and added four new states throughout the year. Investors Heritage also received the endorsement of three state funeral directors associations, North Carolina, South Carolina and West Virginia. These associations will work with us in promoting preneed sales.

Premium production remains strong in North Carolina. However, due to the successful expansion of our marketing operation noted above, new preneed premiums from North Carolina agents accounted for 40% of the total new preneed premiums collected in 1999 compared to 48% for 1998. New premium collections from Kentucky in 1999 increased 13% in 1999 over 1998. Other states showing significant gains were Arizona, Georgia, Illinois, Indiana, Ohio, South Carolina, Tennessee, Virginia and West Virginia. Management plans to continue to develop the preneed funeral market and anticipates increases in single premium production for 2000 over 1999. It is anticipated that increases will be derived from higher production in the states set forth above and from expansion into several new states including Alabama, Louisiana, Michigan, Mississippi and Missouri.

Increase in net investment income earned by preneed and burial products also contributed to the overall increase in Revenues. Net investment income increased 11% in 1999 compared to 1998 and 14% in 1998 compared to 1997. The rate of increase on net investment income slowed due to the continued decline in interest rates under current market conditions.

During 1999, the Company contracted with Family Assistance, Inc., a firm that provides an at-need financing program and an accounts receivable/cash management system for funeral homes. The Company offered this program to existing preneed funeral home clients as well as funeral homes that do not currently sell our preneed insurance products. While this relationship has not produced significant income for the Company, it has been a very productive relationship. Most importantly, Family Assistance has also been helpful in increasing our core lines of business. It has become a valuable service that the Company can offer our funeral home accounts.

TRADITIONAL & UNIVERSAL LIFE PRODUCTS
This segment includes traditional life and group life insurance products, annuities (primarily qualified) and universal life products.

Revenues for 1999, 1998 and 1997 were $13,573,000, $14,146,000 and $13,950,000, respectively. New premiums collected during 1999, 1998 and 1997 were $2,884,000, $2,953,000 and $3,454,000, respectively. For the past few years emphasis on recruiting has been primarily concentrated in the preneed and burial markets. Traditional and Universal Life products will continue to be a sales division within Investors Heritage and we will continue to service our business in force as well as actively recruit new agents and associates to supplement the agency force in this sales division.

Net investment income for this segment increased 1% in 1999 compared to 1998 and 3% in 1998 compared to 1997. The increase in net investment income was not as significant in 1999 compared to 1998 due to the decline in premium production and the decline in interest rates on investments under current market conditions.

Financial Services Group will also continue to market traditional insurance products of Investors Heritage through banks and other financial institutions.

CREDIT INSURANCE PRODUCTS & ADMINISTRATIVE SERVICES
This segment includes the marketing and administration of credit life and credit accident and health insurance products (respectively 'Credit Life' and 'Credit A&H', and collectively 'Credit Insurance').

Credit Insurance premiums written during 1999, 1998 and 1997 were $18,774,000, $17,390,000 and $13,692,000, respectively. All of the related underwriting risk is being reinsured 100% with major, well-known life companies. In addition, Financial Services Group has obtained reinsurance relationships for Investors Heritage with three other companies. Each of these agreements generates marketing and retention fees, but not administration fees.

Revenues for this segment were $345,000, $307,000 and $152,000 for 1999, 1998 and 1997, respectively.

CORPORATE & OTHER
This segment consists of corporate accounts measured primarily by stockholders' paid-in capital, contributed surplus, earned surplus, property and equipment and other minor business lines which include group annuities and group and individual accident and health products.

Revenues from this segment were $1,696,000 in 1999, $1,936,000 in 1998 and $1,610,000 in 1997. The primary reason for the increase in revenues during 1998 was a $126,000 realized capital gain. Realized capital losses were $307,000 during 1999 and $34,000 during 1997.

OPERATING RESULTS
The Company's Net Income for 1999 increased $404,000 or 20% from 1998 and for 1998 increased $453,000 or 30% from 1997.

Earnings per share were $2.79, $2.34 and $1.84 for 1999, 1998 and 1997, respectively.

PRENEED & BURIAL PRODUCTS
Pre-tax income (Income from Operations Before Federal Income Tax) for this business segment of the Company was $3,590,000, $2,408,000 and $2,096,000 for 1999, 1998 and 1997, respectively. The increase in pre-tax income in 1999 and 1998 is primarily due to record production. The increases for the last few years is the result of actively managing its investment portfolio and reduced levels of relative policyholder benefits and expenses related to in force business. However, current market conditions, including competitive pricing for this segment and the low interest rate environment continue to narrow profits generated from new sales.

TRADITIONAL & UNIVERSAL LIFE PRODUCTS
Pre-tax income for this segment was $1,047,000, $1,194,000 and $706,000 in 1999,
1998 and 1997, respectively. 1999 and 1998 were close to projections for revenues and expenses. Higher than expected unreinsured claims in 1997 and expense levels reduced pre-tax income considerably.

CREDIT INSURANCE PRODUCTS & ADMINISTRATIVE SERVICES
During the third quarter of 1994 Investors Heritage began the process of phasing out of the credit insurance market as a direct writer. Since that time this block of business has been decreasing at a significant rate due to the short duration (approximately a two-year average term) of the policies. Pre-tax losses were $43,000, $142,000 and $123,000 for 1999, 1998 and 1997, respectively. Losses have been generated by the run-off of Credit Insurance and the related deferred acquisition costs amortization. This line's performance should continue to improve due to the growth of the income from fully reinsured business and reduced amortization from run-off business.

DISTRIBUTION OF INVESTED ASSETS
A pie chart appears on this page showing the Distribution of Invested Assets for all of the assets of the Company. The chart shows the following breakdown:
Fixed Maturities: 87.0; Mortgage Loans - R.E.: 7.9%; Policy Loans: 3.3%; Equity Securities: 1.1%; Short Term Investments: 0.5%; Other Long Term
Investments:  0.2%.

CORPORATE & OTHER
Pre-tax income for this segment was $258,000, $550,000 and $164,000 for 1999, 1998 and 1997, respectively. Pre-tax realized capital gains of $126,000 allocated to this segment during 1998 was the primary reason for the improvement in pre-tax income. Pre-tax realized capital losses were $307,000 and $34,000 for 1999 and 1997, respectively.

INVESTMENTS, LIQUIDITY AND FUND RESTRICTIONS
The Company's investment portfolio continues to provide financial stability. It is management's opinion that the Company has adequate cash flows both on a long-term and short-term basis as evidenced by the Consolidated Statements of Cash Flows presented in this Annual Review. The Company's cash flows were derived from insurance premiums and investments. Management anticipates these cash flows to experience steady growth due to improved profitability of all three subsidiaries.

During 1999, Financial Services Group's fifth full year of operation, revenues were $610,000 up 35% or $158,000 compared to 1998, and dividends in the aggregate amount of $253,500 were paid to Kentucky Investors. Revenues from Heritage Printing were $542,000 in 1999, up 19% compared to $456,000 in 1998, and Heritage Printing paid $108,990 in dividends to Kentucky Investors in 1999. Management of Heritage Printing will continue to work to improve revenues from unaffiliated sources as well as to provide printing services for Investors Heritage. Revenues from these sources constitute approximately 1% of the Company's overall Revenues in 1999 and management is working on the continued growth and profitability of both Financial Services Group and Heritage Printing.

DISTRIBUTION OF FIXED INCOME ASSETS
A pie chart appears on this page showing the Distribution of Fixed Income Assets. The chart shows the following breakdown: Corporate: 49.3%; Mortgage-backed Securities: 20.6%; Government: 15.0%; Foreigns: 9.7%; Asset-backed
Securities:  4.4%; States & Political Subdivisions:  1.0%.

Management is not aware of any commitments or unusual events that could materially affect the Company's capital resources. Further, there is no long-term and only $70,000 short-term external debt. Other than the items disclosed in Note H to the Consolidated Financial Statements and the increased regulatory reporting requirements which generally increase administrative expenses, management is not aware of any current recommendations by any regulatory authority which if implemented would have any material effect on the Company's liquidity, capital resources or operations.

The Company will continue to explore various opportunities including mergers and acquisitions and purchasing blocks of business from other companies, which may dictate a need for either long-term or short-term debt. There are no restrictions as to use of funds except the restriction on Investors Heritage as to the payment of cash dividends to shareholders which is discussed in more detail in Note G to the Consolidated Financial Statements.

Since inception, we have maintained a sound, conservative investment strategy. The fixed income portfolio of public bonds is managed by an independent portfolio manager, Charter Oak Capital Management, Inc. ('Charter Oak'). As of December 31, 1999, 87% of the Company's total invested assets are managed by Charter Oak pursuant to specific investment guidelines which have been approved by the Board of Directors. Since the inception of the relationship with Charter Oak, the primary objectives have been to maintain the quality and integrity of the fixed income portfolio while improving the total return on investments. These goals have been accomplished by methodically diversifying the portfolio over the last 11 years.

DISTRIBUTION OF CORPORATE BONDS
A pie chart appears on this page showing the Distribution of Corporate Bonds. This chart shows the following breakdown: Industrial and Miscellaneous: 53.3%; Bank and Finance: 36.6%; and Utilities: 10.1%.

The fixed income portfolio is diversified among sectors. The market value and the Standard & Poor's average quality rating of this portfolio as of December 31, 1999 are $195.0 million and AA, respectively. At year-end 1999 the fixed income portfolio was allocated as follows: 49.3% - corporate; 15.0% - government; 20.6% - mortgage-backed securities; 9.7% - foreign; 4.4% - asset backed securities; and 1.0% - states and political subdivisions. Within the corporate bond sector, the portfolio is also diversified with 36.6% of that sector invested in bank and finance, 53.3% in industrial and miscellaneous, and 10.1% in utilities. Pie charts showing the Distribution of Fixed Income Assets and Distribution of Corporate Bonds are located on pages 16 and 17.

The fixed income portfolio also includes $40.1 million (at fair value) of mortgage-backed securities ('MBS') which represents 18% of total invested assets and 21% of the fixed income portfolio. MBS's add value to the portfolio and Charter Oak has provided the expertise to purchase MBS with the confidence that the credits have been properly analyzed and that the investment properly suits the Company's asset and liability needs.

DISTRIBUTION OF MORTGAGE LOANS
A pie chart appears on this page showing the Distribution of Mortgage Loans. This chart shows the following breakdown: Retail: 37.8%; Other: 23.7%;
Apartments:  13.2%; Office Properties:  12.0%; residential (1-4 families):
6.9%; and Industrial:  6.4%.

There have been concerns expressed by rating agencies, various regulators and other constituencies regarding investments in MBS's by insurers and other financial institutions. Although these highly rated securities provide excellent credit quality, their liquidity and risk must be monitored. Except for two commercial backed mortgages of approximately $1.4 million, all of the collateral of the MBS owned are guaranteed by the Government National Mortgage Association ('GNMA'), Federal National Mortgage Association ('FNMA') or Federal Home Loan Mortgage Corporation ('FHLMC').

The FNMA and FHLMC securities are structured either as publicly-traded collateralized mortgage obligations ('CMO') or pass-throughs. Unlike most corporate or real estate debt, the primary concern with an MBS is the uncertainty of timing of cash flows due to prepayment assumptions rather than the possibility of loss of principal.

CMO holdings represent approximately 69% of the total MBS portfolio. When these securities are purchased at a discount or premium, the income yield will vary with changes in prepayment speeds due to the change in accretion of discount or amortization of premium, as well as the timing of the basic principal and interest cash flows. The overall impact of the CMO's variability in yields on the portfolio is not significant in relation to the yield and cash flows of the total invested assets. More importantly, the investment portfolio has no exposure to the more volatile, high-risk CMO's, such as those structured to share in residual cash flows. Except for one sequential pay CMO of approximately $941,000, the CMO's held are either planned amortization class ('PAC') bonds, including one planned amortization class-Z account ('PAC-Z'), or support class ('SUP') bonds, both of which are structured to provide more certain cash flows to the investor and therefore have reduced prepayment risk.

OPTION ADJUSTED VALUE VS TERM STRUCTURE SHIFT GRAFT
A graft appears on this page showing the results of the Asset Adequacy Analysis performed by the Company. The graph demonstrates the option-adjusted prices of assets, liabilities, and surplus at various shifts in the interest rate environment.

Pass-throughs comprise the remainder of MBS owned representing approximately 31% of the total MBS portfolio. Pass-throughs are GNMA, FNMA or FHLMC guaranteed MBS which, simply stated, pass-through interest and principal payments to the investors in accordance with their respective ownership percentage. Additionally, the Company also engages in commercial and residential mortgage lending with approximately 93% of these investments being in commercial properties. All mortgage loans are originated in-house and all loans are secured by first mortgages on the real estate. Loan to value ratios of 80% or less and debt service coverage from existing cash flows of 115% are generally required. The Company minimizes credit risk in its mortgage loan portfolio through various methods, including stringently underwriting the loan request, maintaining small average loan balances, reviewing its larger mortgage loans on an annual basis and diversifying the portfolio by property type. The average loan balance is $342,223 and the average loan to value is 52.5%. The largest loan currently held is $920,177. The Company has $17.8 million invested in mortgage loans which represents 8% of total invested assets. The portfolio is diversified across various property types as follows: 12.0% - office; 37.8% - retail; 6.4% -industrial; 6.9% - 1 to 4 family; 13.2% - apartments; and 23.7% - other. A pie chart showing the Distribution of Mortgage Loans is located on page 18.

Although approximately 62.6% of the mortgage loans are located in the various geographic regions of Kentucky, the Company is familiar with its mortgage loan markets and is not aware of any negative factors or trends which would have a material impact on the local economies where the mortgage loan properties are located. The Company has been successful in adding value to the total investment portfolio through its mortgage loan originations due to the fact that yields realized from the mortgage loan portfolio are from 183 to 264 basis points higher than yields realized from fixed income investments. Value has also been added because the mortgage loan portfolio has consistently performed well. As of December 31, 1999, the Company had only one non-performing mortgage loan, which would include loans past due 90 days or more, loans in process of foreclosure, restructured loans and real estate acquired through foreclosure.

The non-performing mortgage loan, which is more than 90 days past due, is a Residential Mortgage with an outstanding balance of under $50,000. The property securing the loan has a fair market value of $75,000.

The strength of our liquidity is found in our conservative approach in the product development area and in the strength and stability of our fixed income portfolio and our mortgage loans. For 1999, the fixed income investments were 100% investment grade as rated by Standard & Poor's, unchanged from 100% for 1998. None of the Company's fixed income assets are in default. Liquidity is also managed by laddering maturities of our fixed income portfolio. The average duration of our fixed income investments is 5.5 years with approximately $7.4 million due within 12 months and approximately $26.5 million due within the following four years. Historically management has anticipated that all such investments will be held until maturity. However, one of the responsibilities of our independent portfolio manager is to constantly monitor the credit rating of our fixed income investments to determine if rating changes of any investment requires action by management. As explained in detail in Note A to the Consolidated Financial Statements, all fixed income securities and all marketable equity securities are classified as available-for-sale and are carried at fair value.

MARKET RISK EXPOSURES
Measuring market risk is a key function of our asset/liability management process. To test financial risk and investment strategy, the Company performs an asset adequacy analysis each year. Dynamic models of both assets and liabilities are created to project financial results under several shifts in the current interest rate environment. Results show that the Company's exposure to a relative 10% increase or decrease in the interest rates prevalent at December 31, 1999 is a net loss of less than $400,000. A graph of the total price behavior curve tested is shown on Page 19 of this Annual Review.

Items taken into account on the asset side include prepayment and liquidity risks, asset diversification and quality considerations. On the liability side, interest crediting strategies and policyholder and agent behavior (lapses, loans, withdrawals and premium flow) are dynamically modeled in relationship to the particular interest rate environment tested. Although the Company is careful to ensure that these assumptions are consistent with the best available data, interest-sensitive cash flows cannot be forecast with certainty and can deviate significantly from the assumptions made. Because asset and liability durations are continually changing as new policyholder contracts are issued and as new investments are added to the portfolio, the Company manages its balance sheet on an ongoing basis and its net exposure to changes in interest rates may vary over time.

REGULATORY MATTERS
The statutory capital and surplus of Investors Heritage decreased $507,000 in 1999 following a decrease of $121,000 in 1998. Depressed market values of unaffiliated common stock at year end 1999 compared to year-end 1998 contributed most significantly to the decrease. The writedown of home office real estate from market value to depreciated cost required by the Kentucky Department of Insurance and the voluntary reserve strengthening for the block of North Carolina burial associations business produced a $789,000 charge to surplus in 1999 and $827,000 for both 1998 and 1997. 1999 was the last year for these two items.

For Generally Accepted Accounting Principles ('GAAP') reporting purposes, the home office real estate is already carried at depreciated cost and the notes and affiliated common stock are eliminated. As anticipated, these adjustments did not affect the Company's GAAP financial position or net income or its statutory net income. For additional discussion on this issue, refer to Note H to the Consolidated Financial Statements.

IMPACT OF YEAR 2000
The Company recognized the Year 2000 Issue in 1988 and began working on a solution at that time. Modifications were made to existing software so that the Year 2000 Issue would not pose significant operational problems for its computer systems. As of year-end 1995, Company systems were in full compliance with all Year 2000 Issue requirements. The cost to implement system changes related to the Year 2000 Issue has been nominal.

On January 1, 2000, the Company did not experience any significant Year 2000 related problems. Further, the Company does not anticipated any interruptions of business in the future due to Year 2000 Issues; however, there can be no guarantee that the systems of other companies on which the Company relies will continue to perform in a manner compliant with Year 2000 systems requirements. Non-performance of third parties could lead to an adverse effect on future operating results of the Company.

FORWARD LOOKING INFORMATION
The Company cautions readers regarding certain forward-looking statements contained in this report and in any other statements made by, or on behalf of, the Company, whether or not in future filings with the Securities and Exchange Commission (the 'SEC'). Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Statements using verbs such as 'expect', 'anticipate,' 'believe' or words of similar import generally involve forward-looking statements. Without limiting the foregoing, forward-looking statements include statements which represent the Company's beliefs concerning future levels of sales and redemptions of the Company's products, investment spreads and yields or the earnings and profitability of the Company's activities.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable factors and developments. Some of these may be national in scope, such as general economic conditions, changes in tax laws and changes in interest rates. Some may be related to the insurance industry generally, such as pricing competition, regulatory developments, industry consolidation and the effects of competition in the insurance business from other insurance companies and other financial institutions operation in the Company's market area and elsewhere. Others may relate to the Company specifically, such as credit, volatility and other risks associated with the Company's investment portfolio. The Company cautions that such factors are not exclusive. The Company disclaims any obligation to update forward-looking information.

                            KENTUCKY INVESTORS, INC.
                               BOARD OF DIRECTORS
                             AND CORPORATE OFFICERS

                            Harry Lee Waterfield II
                             Chairman of the Board
                     President and Chief Executive Officer
                              Frankfort, Kentucky

BOARD

H. Glenn Doran
Board Member
Cottage Grove, Tennessee

Gordon C. Duke
Board Member
Frankfort, Kentucky

Robert M. Hardy, Jr.
Board Member
Vice President and General Counsel
Frankfort, Kentucky

Jerry F. Howell
Board Member
Leesburg, Florida

Dr. Jerry F. Howell, Jr.
Board Member
Morehead, Kentucky

David W. Reed
Board Member
Gilbertsville, Kentucky

Helen S. Wagner
Board Member
Owensboro, Kentucky

OFFICERS

Howard L. Graham
Vice President, Corporate Services
Frankfort, Kentucky

Jane S. Jackson
Assistant Secretary
Frankfort, Kentucky

Jimmy R. McIver
Treasurer
Frankfort, Kentucky

Nancy W. Walton
First Vice President
Frankfort, Kentucky

Wilma C. Yeary
Secretary
Frankfort, Kentucky

Ernst & Young LLP
Independent Auditors


                               CORPORATE OFFICERS
                                OF SUBSIDIARIES

                            Harry Lee Waterfield II
                            Chairman, President and
                          Chief Executive Officer IFP

Jimmy R. McIver
Treasurer IFP

Wilma C. Yeary
Secretary I

Jane S. Jackson
Assistant Secretary I
Secretary FP

Howard L. Graham
Vice President, Corporate Services I

Raymond L. Carr
Vice President,
Administrative Operations and
Computer Services I

Robert M. Hardy, Jr.
Vice President and General Counsel I
Vice President, Legal F

Lawrence J. Sprecher, M.D.
Medical Director I

I Investors Heritage Life Insurance Company
F Investors Heritage Financial Services Group, Inc.
P Investors Heritage Printing, Inc.

Nancy W. Walton
Vice President, Underwriting I

L. Jane Wise
Vice President, Policy Services I

Margaret J. Kays
Vice President, Human Resources I

Julie Hunsinger
Vice President and Chief Actuary I

Don R. Philpot
Vice President, Agency I

N. Douglas Hippe
Vice President, Accounting I

Michael F. Dudgeon, Jr.
Vice President, Financial Services I
Vice President F

Rick Calvert
Vice President P



                            KENTUCKY INVESTORS, INC.

                            SELECTED FINANCIAL DATA
        (000's omitted except for Earnings and Cash Dividends Per Share)

                  1999        1998         1997         1996        1995

Total Revenue  $  62,772   $  57,708    $  52,707    $  47,962   $  44,005
Total Benefits
   & Expenses     57,920      53,698       49,863       46,320      43,191
Net Income         2,379       1,975        1,523        1,147         555
Earnings Per Share  2.79        2.34         1.84         1.41         .71
Total Assets     291,215     288,369      256,872      224,997     208,045
Total
   Liabilities   260,186      43,673      217,543      190,997     173,288
Debt                 264         407          -0-          -0-         -0-
Cash Dividends Per
   Share             .38         .38          .38          .38         .38

--------------------------------------------------------------------------


                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Kentucky Investors, Inc.

     We have audited the accompanying consolidated balance sheets of Kentucky Investors, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial
statements  are  free  of  material  misstatement.    An  audit includes
examining,  on  a  test  basis,  evidence  supporting  the  amounts  and
disclosures  in  the  financial  statements.    An  audit  also includes
assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement
presentation.   We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kentucky Investors, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                   /s/
                                   Ernst & Young LLP


Louisville, Kentucky
March 22, 2000




                            KENTUCKY INVESTORS, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 and 1998

ASSETS                                 1999                1998
                                       ----                ----

INVESTMENTS
Securities available-for-sale, at
   fair value:
   Fixed maturities (amortized cost:
   1999-$198,948,096;
   1998-$181,886,791)              $195,009,506        $193,911,467
   Equity securities (cost:
   1999-$1,150,392; 1998-$913,714)    2,363,864           3,378,471
Mortgage loans on real estate        17,795,599          16,189,127
Policy loans                          7,379,349           7,203,344
Other long-term investments             528,850             488,828
Short-term investments                1,037,081           1,200,970
                                   ------------        ------------
          Total investments        $224,114,249        $222,372,207

Cash and cash equivalents             2,428,652           2,514,371
Accrued investment income             3,464,177           3,098,930
Due and deferred premiums             4,440,484           4,129,967
Deferred acquisition costs           23,341,062          27,288,684
Leased property under capital leases    255,381             404,877
Property and equipment                2,129,443           1,604,618
Goodwill                              1,067,952           2,088,642
Other assets                          1,333,183           1,510,848
Amounts recoverable from reinsurers  28,640,627          23,355,631
                                   ------------        ------------
                                   $291,215,210        $288,368,775
                                   ============        ============

LIABILITIES AND STOCKHOLDERS' EQUITY
   LIABILITIES
      Policy liabilities:
         Benefit reserves          $226,449,401        $207,115,725
         Unearned premium reserves   24,163,694          20,069,565
         Policy claims                2,012,392           2,086,316
         Other policyholders' funds:
            Dividend & endowment
               accumulations          1,043,436           1,053,972
            Reserves for dividends
               & endowments & other     787,172             784,630
                                   ------------        ------------
               Total policy
               liabilities         $254,456,095        $231,110,208
      Federal income taxes            1,459,622           8,122,499
      Obligations under capital
               leases                   264,324             407,462
      Other liabilities               4,006,294           4,032,569
                                   ------------        ------------
         Total liabilities         $260,186,335        $243,672,738
                                   ------------        ------------
MINORITY INTEREST IN SUBSIDIARY    $     -0-           $ 12,471,302
                                   ------------        ------------

STOCKHOLDERS' EQUITY
   Common stock (shares issued:
     1999-1,154,880; 1998-848,116)$  1,154,880         $    848,116
   Paid-in surplus                   8,499,592            3,442,248
   Accumulated other comprehensive
     (loss) income                  (2,313,784)           6,392,746
   Retained earnings                23,688,187           21,541,625
                                  ------------         ------------
         Total stockholders' equity
                                  $ 31,028,875         $ 32,224,735
                                  ------------         ------------
                                  $291,215,210         $288,368,775
                                  ============         ============



                See notes to consolidated financial statements.


                            KENTUCKY INVESTORS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 and 1997


                                        1999          1998            1997
REVENUES
Premiums and other considerations  $46,907,642    $42,638,289    $ 39,129,106
Investment income, net of expenses  15,211,964     14,167,232      12,972,322
Realized gain (loss) on
   investments, net                   (307,275)       126,179         (33,794)
Other income                           959,332        776,612         639,248
                                   -----------    -----------    ------------
Total revenue                      $62,771,663    $57,708,312    $ 52,706,882
                                   -----------    -----------    ------------
BENEFITS AND EXPENSES
Death and other benefits           $22,845,282    $20,767,497    $ 19,218,783
Guaranteed annual endowments           776,742        800,041         835,220
Dividends to policyholders             715,448        626,325         743,582
Increase in benefit reserves and
   unearned premiums                20,187,658     18,400,657      16,112,923
Acquisition costs deferred          (8,407,930)    (7,060,559)     (7,048,617)
Amortization of deferred acquisition
   costs                             6,335,810      6,551,456       7,133,191
Commissions                          6,358,819      5,231,882       4,702,676
Other insurance expenses             9,108,078      8,380,727       8,165,730
                                   -----------    -----------     -----------
Total benefits and expenses        $57,919,907    $53,698,026     $49,863,488
                                   -----------    -----------     -----------
INCOME FROM OPERATIONS BEFORE
FEDERAL INCOME TAX AND MINORITY
  INTEREST IN NET INCOME OF
  SUBSIDIARY                       $ 4,851,756    $ 4,010,286     $ 2,843,394
                                   -----------    -----------     -----------
Provision for income taxes
Current                            $   326,000    $   362,000     $   497,000
Deferred                             1,305,000        952,000         264,000
                                   -----------    -----------     -----------
                                   $ 1,631,000    $ 1,314,000     $   761,000
                                   -----------    -----------     -----------
INCOME FROM OPERATIONS BEFORE
MINORITY INTEREST IN NET INCOME
OF SUBSIDIARY                      $ 3,220,756    $ 2,696,286     $ 2,082,394
MINORITY INTEREST IN NET INCOME
OF SUBSIDIARY                          841,500        721,149         559,842
                                   -----------    -----------     -----------
NET INCOME                         $ 2,379,256    $ 1,975,137     $ 1,522,552
                                   ===========    ===========     ===========
EARNINGS PER SHARE                 $      2.79    $      2.34     $      1.84
                                   ===========    ===========     ===========

                See notes to consolidated financial statements.





                            KENTUCKY INVESTORS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 and 1997


                                   ACCUMULATED
                                     OTHER                    TOTAL
           COMMON      PAID-IN   COMPREHENSIVE  RETAINED   STOCKHOLDERS'
           STOCK       SURPLUS   (LOSS) INCOME  EARNINGS      EQUITY
           -----       -------   -------------  --------      ------
BALANCE, JANUARY 1, 1997
          $   820,475 $3,374,615 $ 1,510,225 $18,452,458 $24,157,773
Comprehensive Income:
Net Income                                     1,522,552   1,522,552
Change in net unrealized appreciation
   on available-for-sale securities
                                   2,532,876               2,532,876
                                                         -----------
Total Comprehensive Income                                 4,055,428
Cash dividend                                   (349,285)   (349,285)
Issuance of common stock, net
               16,420      9,446                 197,038     222,904
          -----------   --------  ----------- ----------  ----------

BALANCE, DECEMBER 31, 1997
          $   836,895 $3,384,061 $ 4,043,101 $19,822,763 $28,086,820
Comprehensive Income:
Net Income                                     1,975,137   1,975,137
Change in net unrealized appreciation
   on available-for-sale securities
                                   2,349,645               2,349,645
                                                          ----------
Total Comprehensive Income                                 4,324,782
Cash dividend                                   (354,926)   (354,926)
Issuance of common stock, net
               11,221     58,187                  98,651     168,059
          ----------- ----------  -----------  ---------- ----------
BALANCE, DECEMBER 31, 1998
          $   848,116 $3,442,248 $ 6,392,746 $21,541,625 $32,224,735
Comprehensive (Loss) Income:
Net Income                                     2,379,256   2,379,256
Change in net unrealized depreciation
   on available-for-sale securities           (8,706,530) (8,706,530)
                                                          -----------
Total Comprehensive (Loss) Income                         (6,327,274)
Cash dividend                                   (358,185)   (358,185)
Issuance of common stock, net
               15,079    149,584                 125,491     290,154
          ----------- ----------   ----------   ---------   --------
BALANCE, DECEMBER 31, 1999
           $1,154,880 $8,499,592 $(2,313,784)$23,688,187 $31,028,875

                See notes to consolidated financial statements.




                            KENTUCKY INVESTORS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 and 1997


                                     1999              1998           1997
                                     ----              ----           ----
OPERATING ACTIVITIES
   Net Income                 $    2,379,256   $    1,975,137   $   1,522,552
   Adjustments to reconcile
      net income to net cash
      provided by operating
      activities:
      Increase in
         Benefit Reserves         25,460,007       25,220,661      22,663,249
      Change in Claims
         Liability                   (73,924)        (170,338)        662,113
      Change in Other
         Policyholder Funds           (7,994)         (79,384)        (30,697)
      Amortization of Deferred
        Acquisition Costs          6,335,810        6,551,456       7,133,191
      Policy Acquisition Costs
        Deferred                  (8,407,930)      (7,060,559)     (7,048,617)
      Realized Loss (Gain)
        on Investments               307,275         (209,187)         33,794
      Increase in Accrued
        Investment Income           (365,247)        (193,426)       (492,401)
      Change in Other Assets
        and Other Liabilities        (79,947)         646,584         672,582
      Provision for Deferred
         Federal Income Taxes      1,305,000          952,000         264,000
      Federal Income Tax          (3,384,143)             -0-             -0-
      Change in Due and
        Deferred Premiums           (310,517)        (115,790)         66,306
      Net Adjustment for Premium and
         Discount on Investments     286,189          269,283         206,299
      Depreciation and
        Other Amortization           484,853          201,157         394,116
      Change in Minority
        Interest and Other         3,627,261          487,559         468,090
      Change in Amounts
        Recoverable from
         Reinsurers               (5,284,996)      (6,411,014)     (7,325,846)
NET CASH PROVIDED BY OPERATING
   ACTIVITIES                  $  22,270,953     $ 22,064,139    $ 19,188,731
INVESTING ACTIVITIES
   Securities available-for-sale:
      Purchases                $ (45,334,028)    $(30,462,168)   $(47,713,033)
      Sales and Maturities        27,475,182       13,194,144      28,565,612
   Other Investments:
      Cost of Acquisition         (5,568,194)      (4,857,026)     (2,912,452)
      Sales and Maturities         3,965,182        2,300,420       2,482,421
   Net Additions to Property
     and Equipment                  (794,581)        (583,872)         48,574
NET CASH USED BY INVESTING
   ACTIVITIES                  $ (20,256,439)    $(20,408,502)   $(19,626,026)
FINANCING ACTIVITIES
   Receipts from universal
   life policies credited to
   policyholder account
   balances                    $   4,324,562     $  4,356,590    $  6,074,832
   Return of policyholder
   account balances on
   universal life policies        (6,356,764)      (6,250,442)     (5,256,212)
   Issuances of Common Stock         290,154          168,059         222,904
   Dividends                        (358,185)        (354,926)       (349,285)
NET CASH PROVIDED (USED)
   BY FINANCING ACTIVITIES     $  (2,100,233)    $ (2,080,719)   $    692,239
INCREASE (DECREASE) IN CASH    $     (85,719)    $   (425,082    $    254,944
   Cash and cash equivalents
     at beginning of year          2,514,371        2,939,453       2,684,509
CASH AND CASH EQUIVALENTS  AT
   END OF YEAR                 $   2,428,652     $  2,514,371    $  2,939,453

                See notes to consolidated financial statements.


                            KENTUCKY INVESTORS, INC.

                                    NOTES TO
                       CONSOLIDATED FINANCIAL STATEMENTS

NOTE  A - Nature of Operations and Accounting Policies

Kentucky Investors, Inc. (Kentucky Investors) is the holding company of Investors Heritage Life Insurance Company (Investors Heritage), Investors Heritage Printing, Inc., a printing company and Investors Heritage Financial Services Group, Inc., an insurance marketing company. These entities are collectively hereinafter referred to as the 'Company'. Ninety-nine percent of Kentucky Investors operations are generated by Investors Heritage.

The Company's operations involve the sale and administration of various insurance and annuity products, including, but not limited to, participating, non-participating, whole life, limited pay, universal life, annuity contracts, credit life, credit accident and health and group insurance policies. The principal markets for the Company's products are in the Commonwealths of Kentucky and Virginia, and the states of North Carolina, South Carolina, Ohio, Indiana, Florida, Tennessee, Illinois, Georgia, West Virginia, Arizona and Texas.

Basis of Presentation: The accompanying consolidated financial statements of Kentucky Investors, Inc. and subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Principles of Consolidation: The consolidated financial statements include the wholly-owned subsidiaries of Kentucky Investors which are Investors Heritage and its subsidiary, Investors Underwriters, Inc., Investors Heritage Printing, Inc. and Investors Heritage Financial Services Group, Inc. Intercompany transactions are eliminated in the Company's consolidated financial statements.

Investments:  In accordance with Statement of Financial Accounting Standards
(SFAS) No. 115, 'Accounting for Certain Investments in Debt and Equity Securities', the Company classifies all fixed maturities and equity securities as available-for-sale. Under SFAS No. 115, securities classified as available-for-sale are carried at fair value with appreciation (depreciation) relating to temporary market value changes recorded as an adjustment to other comprehensive income.

Premiums and discounts on fixed maturity investments are amortized into income using the interest method. Anticipated prepayments on mortgage-backed securities are considered in the determination of the effective yield on such securities. If a difference arises between anticipated prepayments and actual prepayments, the carrying value of the investment is adjusted with a corresponding charge or credit to interest income.

Realized gains and losses on the sale of investments are determined based upon the specific identification method and include provisions for other-than-temporary impairments where appropriate.

Mortgage loans, policy loans and other long-term investments are carried at
unpaid balances.    Short term investments represent securities with maturity
dates within one year but exceeding three months. These securities are carried at amortized cost.

Cash equivalents include money market funds on deposit at various financial institutions with contractual maturity dates within three months at the time of purchase.

Deferred Acquisition Costs: Commissions and other acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized over the life of the related policies (refer to Revenues and Expenses discussed later regarding amortization methods). Recoverability of deferred acquisition costs is evaluated annually by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If such current estimate is less than the existing balance, the difference is charged to expense.

Property and Equipment: Property and equipment is carried at cost less accumulated depreciation, using principally the straight-line method. Accumulated depreciation on property and equipment was $3,555,675 and $3,366,812 at December 31, 1999 and 1998, respectively.

Capital Leases: During 1998 the Company acquired new computer equipment through a three-year capital lease. Lease payments for 1999 and 1998 were $163,668 and $48,646, respectively. Future minimum lease payments for 2000 and 2001 are $163,668 and $115,023, respectively. The present value of net minimum lease payments at December 31, 1999 was $264,324, which is equal to the total future minimum lease payments of $278,691 less imputed interest of $14,367. Accumulated amortization on the leased property was $193,099 and $43,603 at December 31, 1999 and 1998, respectively.

Goodwill: Goodwill is being amortized over forty years using the straight-line method. In accordance with purchase accounting the minority interest share of goodwill of $375,227 was eliminated. Accumulated amortization was $1,180,818 and $1,115,217 at December 31, 1999 and 1998, respectively.

Benefit Reserves and Policyholder Deposits: Reserves on traditional life and accident and health insurance products are calculated using the net level premium method based upon estimated future investment yields, mortality, withdrawals and other assumptions, including dividends on participating policies. The assumptions used for prior year issues are locked in. Current year issues are reserved for using updated assumptions determined by reviewing the Company's past experience and includes a provision for possible unfavorable deviation.

Benefit reserves and policyholder deposits on universal life and investment-type products are determined by using the retrospective deposit method and represent the policy account value before consideration of surrender charges.
In addition, unearned revenues are included as a part of the benefit reserve. The mortality assumptions for regular ordinary business are based on the 1955-60 Basic Table, Select and Ultimate, for plans issued prior to 1982, the 1965-70 Basic Table, Select and Ultimate, for plans issued in 1982 through 1984, the 1975-80 Basic Table, Select and Ultimate, for plans issued after 1984 and on the Company's experience for final expense plans.

Reinsurance: The Company assumes and cedes reinsurance under various agreements providing greater diversification of business, allowing management to control exposure to potential losses arising from large risks, and providing additional capacity for growth. Amounts recoverable from reinsurers are estimated in a manner consistent with the related liabilities associated with the reinsured policies. In accordance with SFAS No. 113, 'Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts', reserves ceded to reinsurers of $27,814,276 and $22,616,183 at December 31, 1999 and 1998,
respectively, are shown gross on the Company's balance sheet.

Unearned Premium Reserves: Credit life unearned premium reserves are calculated for level and reducing coverage using the monthly pro rata and Rule of 78's methods, respectively. Credit accident and health unearned premium reserves are determined based upon the Rule of 78's.

Policy Claims: Policy claims are based on known liabilities plus estimated future liabilities developed from trends of historical data applied to current exposure.

Other Policyholders' Funds: Other policyholders' funds consist primarily of dividends and endowments left on deposit at interest. Participating business approximates 7% of ordinary life insurance in force. Participating dividends are accrued as declared by the Board of Directors of Investors Heritage. The liability for future policy benefits for participating policies was determined based on the Net Level Premium Reserve Method, 3% interest, and the 1941 CSO Mortality and 1958 CSO Mortality tables. All guaranteed benefits were considered in calculating these reserves. The average assumed investment yields used in determining expected gross margins ranged from 3.56% to 9.17% (for the current and all future years an assumed investment yield of 6.80% was utilized). Unamortized acquisition costs associated with participating business are amortized in proportion to expected gross margins.

Federal Income Taxes: The Company utilizes the liability method in accordance with SFAS No. 109, 'Accounting for Incomes Taxes', to account for income taxes. Under such method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates.

Revenues and Expenses: Revenues on traditional life and accident and health insurance products consist of direct and assumed premiums reported as earned when due. Liabilities for future policy benefits, including unearned premium reserves on accident and health policies and unreleased profits on limited-pay life policies, are provided and acquisition costs are amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts since they are ordinary whole life insurance products which generally remain in force for the lifetime of the insured. The accident and health insurance products are treated as long duration contracts because they are non-cancellable.

Revenues for universal life and investment-type products consist of investment income and policy charges for the cost of insurance and policy initiation and administrative fees. Expenses include interest credited to policy account balances, actual administrative expenses and benefit payments in excess of policy account balances.

Deferred policy acquisition costs related to universal life and investment-type products are amortized as a uniform percentage of each year's expected gross profits, over the life of the policies. Amortization is unlocked for significant changes in expected versus actual gross profits, including the effects of realized gains or losses.

Common Stock and Earnings per Share: The par value per share is $1.00 with 4,000,000 shares authorized. Earnings per share of common stock were computed based on the weighted average number of common shares outstanding during each year. The number of common shares used in this computation was 854,135 in 1999, 843,251 in 1998 and 829,725 in 1997. Cash dividends per share were $.38 in 1999, 1998 and 1997.

Accumulated Other Comprehensive (Loss) Income: SFAS No. 130, 'Reporting Comprehensive Income', requires unrealized gains or losses on available-for-sale securities to be included in other comprehensive income. The reclassification amounts (net of 34% tax) for the years ended December 31, 1999, 1998 and 1997 are summarized as follows:

                                   1999         1998          1997
                                   ----         ----          ----
Net unrealized gain (loss) arising
  during period               $(8,981,205    $3,215,115    $3,426,479
Reclassification adjustment for net
 (gains) losses included in net
 income                           274,675      (123,898)       32,216
Minority interest in other comprehensive
 income                               -0-      (741,572)     (925,819)
                               ----------     ----------   ----------
Net unrealized gain (loss) on certain
 securities                   $(8,706,530)   $2,349,645    $2,532,876
                              ===========    ==========    ==========

Reclassifications: Certain prior year amounts have been reclassified to conform to the 1999 presentations.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

On December 31, 1999 Kentucky Investors acquired the minority stockholders' common stock of Investors Heritage through a share exchange. Under the terms of this share exchange, Kentucky Investors issued 1.24 shares of common stock for every 1 share of Investors Heritage common stock held by minority stockholders.

Kentucky Investors issued approximately 291,685 shares of stock with a value of approximately $6,709,000. Prior to the share exchange, Kentucky Investors owned approximately 74% of Investors Heritage. The acquisition of the remaining 26% from Investors Heritage's minority stockholders was accounted for as a purchase and the Investors Heritage results of operations will be included in the consolidated financial statements subsequent to the date of acquisition. The share exchange was a tax free transaction and for this reason the deferred tax liability of Kentucky Investors at the date of the acquisition was utilized to decrease the purchase price.

The net purchase price for the minority stockholders' interest in Investors Heritage was approximately $5,200,000 (including costs associated with the acquisition of approximately $324,000 and reduction of the deferred tax liability of approximately $1,833,000).

The following proforma consolidated results of operations for the years ended December 31, 1999 and 1998 give effect to the acquisition as though it had
occurred at the beginning of each period presented.   The primary proforma
effects relate to the amortization of deferred acquisition costs, amortization of goodwill, depreciation of real estate and the amortization of bonds and mortgage loans. The proforma results are not necessarily indicative of the consolidated results that would have occurred or which will be obtained in the future.

Proforma Consolidated Results of Operations           1999           1998
                                                      ----           ----

Revenue                                           $62,376,510    $57,496,269
Net Income                                          4,171,914      3,792,199
Earnings Per Share                                       3.66           3.32


NOTE  C - Investments

The Company limits credit risk by emphasizing investment grade securities and by diversifying its investment portfolio among government and corporate bonds and mortgage loans. The Company manages its fixed income portfolio to diversify between and within industry sectors. Mortgage loans are issued at loan to value ratios not exceeding 80 percent. Approximately $11,063,000 of the loans outstanding at December 31, 1999 were to borrowers located in Kentucky. All loans are secured by a first mortgage on the property.

Investments in available-for-sale  securities are summarized as follows:

1999                       Gross             Gross
          Amortized      Unrealized          Unrealized               Fair
             Cost          Gains             Losses                   Value
          ---------      ----------          ----------               -----

Available-for-sale securities:
U.S. Government Obligations
         $  29,645,625    $     160,724    $      523,259        $  29,283,090
States and Political Subdivisions
             1,990,263            4,112            14,615            1,979,760
Corporate  106,945,355          195,430         2,437,705          104,703,080
Foreign     19,542,937              -0-           554,527           18,988,410
Mortgage-Backed Securities
            40,823,916           75,918           844,668           40,055,166
          ------------     ------------     -------------          -----------
Total Fixed Maturity Securities
          $198,948,096    $     436,184    $    4,374,774         $195,009,506
Equity Securities
             1,150,392        1,253,859            40,387            2,363,864
          ------------    -------------    --------------         ------------
Total     $200,098,488    $   1,690,043    $    4,415,161         $197,373,370
          ============    =============    ==============         ============


1998                       Gross               Gross
          Amortized      Unrealized          Unrealized               Fair
             Cost          Gains               Losses                 Value
          ---------      ----------          ----------               -----
Available-for-sale securities:
U.S. Government Obligations
          $ 21,741,471    $   1,509,437    $     -0-              $ 23,250,908
States and Political Subdivisions
             1,992,186           72,464          -0-                 2,064,650
Corporate  105,089,331        7,586,323          42,515            112,633,139
Foreign     16,445,886        1,360,974          -0-                17,806,860
Mortgage-Backed Securities
            36,617,917        1,537,993          -0-                38,155,910
          ------------     ------------    ------------           ------------
Total Fixed Maturity Securities
          $181,886,791      $12,067,191    $     42,515          $ 193,911,467
Equity Securities
               913,714        2,468,606           3,849              3,378,471
         -------------      -----------    ------------          -------------
Total    $ 182,800,505      $14,535,797    $     46,364          $ 197,289,938
         =============      ===========    ============          =============

In accordance with SFAS No. 115, net unrealized gains (losses) for investments classified as available-for-sale are shown, net of the effect on deferred income taxes and deferred policy acquisition costs assuming that the appreciation
(depreciation) had been realized.   A summary follows:

                                                       December 31
                                                  1999           1998
                                                  -------------------
Net unrealized appreciation (depreciation) on
   available-for-sale securities             $(2,725,118)    $14,489,433
   Adjustment to deferred acquisition costs      254,879      (1,468,021)
   Deferred income taxes                         156,455      (4,427,279)
   Minority shareholders' interest                  -0-       (2,201,387)
                                             -----------      -----------
Net unrealized appreciation  (depreciation) on
   available-for-sale securities             $(2,313,784)    $ 6,392,746
                                             ===========     ===========

The amortized cost and fair value of debt securities at December 31, 1999, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            Available-for-Sale
                                          Amortized         Fair
                                            Cost           Value
                                        ------------    ------------

Due in one year or less                 $  7,397,930    $  7,424,820
Due after one year through five years     26,500,485      26,521,527
Due after five years through ten years    65,794,163      64,115,370
Due after ten years                       45,909,064      44,583,206
Due at multiple maturity dates            53,346,454      52,364,583
                                        ------------    ------------
Total                                   $198,948,096    $195,009,506
                                        ============    ============

Proceeds during 1999, 1998 and 1997 from sales and maturities of investments in available-for-sale securities were $27,473,932, $13,194,150 and $28,565,510, respectively. Gross gains of $121,729, $162,746 and $360,679 and gross losses of $396,404, $38,848 and $392,895 were realized on those sales during 1999, 1998 and 1997, respectively.

Presented below is investment information, including the accumulated and annual change in net unrealized investment gain or loss. Additionally, the table below shows the annual change in net unrealized investment gain (loss) and the amount of realized investment gain (loss) on debt and equity securities for the years ended December 31, 1999, 1998 and 1997:

                                   1999              1998           1997
                                   ----              ----           ----
Change in unrealized
   investment gain (loss):
   Available-for-sale:
     Debt securities         $(15,963,266)    $   4,921,880    $  5,167,977
     Equity securities         (1,251,285)          207,845         683,427
Realized investment gain (loss):
   Available-for-sale:
      Debt securities        $   (276,554)    $     123,892    $    (47,341)
      Equity securities             1,879                 6          15,125

Major categories of investment income  are summarized as follows:

                                   1999              1998            1997
                                   ----              ----            ----

Fixed maturities             $ 13,489,661     $  12,442,337    $ 11,329,773
Mortgage loans on real estat    1,324,602         1,311,727       1,212,102
Other                             952,956           932,821         865,213
                             ------------     -------------    ------------
                             $ 15,767,219     $  14,686,885    $ 13,407,088
Investment expenses               555,255           519,653         434,766
                             ------------     -------------    ------------
                             $ 15,211,964     $  14,167,232    $ 12,972,322
                             ============     =============    ============

The Company is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At December 31, 1999 and 1998, these required deposits had book values of $23,619,365 and $23,571,493, respectively.

The following disclosure of the estimated fair values of financial instruments is made in accordance with the requirements of SFAS No. 107, 'Disclosures about Fair Value of Financial Instruments'. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgement was necessarily required to interpret market data to develop these estimates. Accordingly, the estimates are not necessarily indicative of the amounts which could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the fair value amounts.


                                           December 31
                                           -----------
                                   1999                     1998
                         Carrying       Fair       Carrying     Fair
                         Value          Value      Value        Value
                         -------        -----      --------      -----
Assets:
   Fixed maturities  $195,009,506  $195,009,506 $193,911,467 $193,911,467
   Equity securities    2,363,864     2,363,864    3,378,471    3,378,471
   Mortgages on real estate:
      Commercial       16,556,357    16,888,874   15,010,785   16,971,064
      Residential       1,239,242     1,272,462    1,178,342    1,355,737
   Policy loans         7,379,349     7,379,349    7,203,344    7,203,344
   Other long-term
       investments         28,850       528,850      488,828      488,828
   Short-term
      investments       1,037,081     1,037,081    1,200,970    1,200,970
   Cash and cash
      equivalents       2,428,652     2,428,652    2,514,371    2,514,371
   Accrued investment
      income            3,464,177     3,464,177    3,098,930    3,098,930

Liabilities:
   Policyholder deposits
   (investment-type
      contracts)    $  57,635,081  $ 53,475,174 $ 56,519,216 $ 52,220,665
Policy claims           2,012,392     2,012,392    2,086,316    2,086,316
Obligations under
   capital leases         264,324       264,324      407,462      407,462

The following methods and assumptions were used in estimating the 'fair value' disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents, short-term investments, policy loans, accrued investment income and other long term investments: The carrying amounts reported for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for fixed maturities and equity securities (including redeemable preferred stocks) are based on quoted market prices.

Mortgage loans: The fair values for mortgage loans are estimated using discounted cash flow analyses, using the actual spot rate yield curve in effect at December 31.

Investment-type contracts: The fair values for the liabilities under investment-type insurance contracts are calculated as surrender values on these contracts.

Policy claims and obligations under capital leases: The carrying amounts reported for these liabilities approximate their fair value.

The fair values for insurance contracts other than investment contracts are not required to be disclosed under SFAS No. 107.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                     1999             1998
                                     ----             ----

Deferred tax liabilities:
Policy acquisition costs          $5,700,000    $  7,541,000
Net unrealized gain on available-
   for-sale securities                  -0-        4,427,000
Other                              2,877,000         453,000
                                  ----------    ------------

Total deferred tax liabilities    $8,577,000    $ 12,421,000

Deferred tax assets:
Benefit reserves                  $4,841,000    $  5,517,000
Net unrealized loss on available-
   for-sale securities               840,000             -0-
Other                              2,120,000         417,000
                                  ----------    ------------
Total deferred tax assets         $7,801,000    $  5,934,000

Valuation allowance for deferred
   tax assets                       (684,000)            -0-
Net deferred tax assets           $7,117,000    $  5,934,000

Undistributed earnings in subsidiary     -0-       1,635,000
                                  ----------    ------------
Net deferred tax liabilities      $1,460,000    $  8,122,000
                                  ==========    ============

A valuation allowance was recorded on the net deferred tax asset related to the net unrealized loss on available-for-sale securities. The valuation allowance was established to record the net asset at its estimated realizable value.

Federal income taxes in the consolidated balance sheets include deferred taxes and taxes currently payable.

The reconciliation of income tax attributable to operations computed at the federal statutory tax rate to income tax expense is:

                                          1999      1998      1997
                                          ----      ----      ----

Statutory federal income tax rate        35.0 %    35.0 %    35.0 %
Graduated tax rate                       (1.0)%    (1.0)%    (1.0)%
Small life insurance company deduction   (3.9)%    (7.5)%   (16.5)%
Dividend exclusion and tax-exempt income  (.5)%     (.6)%    (1.0)%
Alternative minimum taxes                  .8 %     1.4 %     2.8 %
Purchase accounting differences            .5 %      .6 %      .8 %
Other, net                                 .2 %      .4 %     1.2 %
Consolidating adjustments                 2.5 %     4.5 %     5.5 %
                                         ----      ----      ----
Effective income tax rate                33.6 %    32.8 %    26.8 %
                                         ====      ====      ====

At December 31, 1999 approximately $4,000,000 of the retained earnings of the Company represents earnings prior to 1984 which accumulated in an account known as policyholders' surplus, which was not subject to income taxation. In certain circumstances, including if distributions are made to stockholders in excess of approximately $27,500,000, the Company could be subject to additional federal income tax unrelated to its normal taxable income. No provision for such income tax has been made at December 31, 1999.

The Company made income tax payments of $343,153, $286,653 and $516,757 in 1999, 1998 and 1997, respectively.

NOTE  F - Employee Benefit Plans

The Company participates in a noncontributory retirement plan which covers substantially all employees. Benefits are based on years of service and the highest consecutive 60 months average earnings within the last 120 months of credited service. Benefits are funded based on actuarially-determined amounts.

The following tables provide additional details for the Company on a consolidated basis.

                                 1999          1998          1997
                                 ----          ----          ----
Change in benefit obligation:
Benefit obligation at
   beginning of year          $6,011,932    $5,662,063    $5,173,951
Service cost                     284,761       251,795       238,817
Interest cost                    462,102       430,739       382,866
Actuarial (gain) loss            147,391        72,114       (71,167)
Benefits paid                   (113,977)     (404,779)      (62,404)
                              ----------     ---------    ----------
Benefit obligation at
   end of year                $6,792,209    $6,011,932    $5,662,063
                              ----------     ---------    ----------
Change in plan assets:
Fair value of plan assets
   at beginning of year       $5,087,542    $4,771,638    $4,057,709
Actual return on plan assets     581,490       468,683       474,553
Employer contribution            300,000       252,000       301,780
Benefits paid                   (113,977)     (404,779)      (62,404)
                              ----------    ----------    ----------
Fair value of plan assets
   at end of year             $5,855,055    $5,087,542    $4,771,638
                              ----------    ----------    ----------
Funded status                 $ (937,154)   $ (924,390)   $ (890,425)
Unrecognized net actuarial
   loss                        1,009,044     1,065,329     1,115,533
Unrecognized transition asset    (68,287)     (102,430)     (136,574)
Unrecognized prior service
   credit                       (161,470)     (196,573)     (231,676)
                              ----------    ----------    ----------
Accrued pension cost          $ (157,867)   $ (158,064)   $ (143,142)
                              ==========    ==========    ==========


                                      1999          1998          1997
                                      ----          ----          ----
Components of net periodic benefit cost:
Service cost                       $  284,761   $   251,795    $  238,817
Interest cost                         462,102       430,739       382,866
Expected return on plan assets       (457,692)     (468,683)     (474,553)
Recognized net loss                    79,878       122,318       213,931
Amortization of prior service cost    (35,103)      (35,103)      (35,103)
Amortization of transition asset      (34,143)      (34,144)      (34,143)
                                   ----------   -----------     ---------
Net periodic benefit cost          $  299,803   $   266,922     $ 291,815
                                   ==========   ===========     =========

The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 1999 and 1998. The rate of increase in future compensation levels was 5% for 1999, 1998 and 1997. The expected long-term rate of return on plan assets was 9% in 1999, 1998 and 1997. Plan assets represent a deposit administration fund of Investors Heritage.

The Company also sponsors a 401(k) defined contribution plan. Matching contributions to the plan expensed for 1999, 1998 and 1997 were $204,112, $186,000 and $171,000, respectively.


NOTE  G - Stockholders' Equity and Dividend Restrictions

Statutory restrictions limit the amount of dividends which may be paid by Investors Heritage. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lessor of (a) 10 percent of statutory stockholders' equity as of the preceding December 31, or (b) statutory net income for the preceding year. In addition, dividends are limited to the amount of unassigned surplus reported for statutory purposes, which was $8,858,223 at December 31, 1999.

The Company's 1999 stock option and stock appreciation rights plan became effective as of September 16, 1999. The 1999 plan authorizes the Company's board to grant non-qualified stock options to the Company's and its subsidiaries' key employees and non-employee directors. The Company authorized for issuance a total of 250,000 shares of common stock under the 1999 plan and granted options to purchase 75,000 shares of common stock at $23.00 per share, all of which will vest on September 24, 2001.

The Company accounts for its stock option grants in accordance with APB Opinion No. 25, 'Accounting for Stock Issued to Employees'. No compensation expense has been recognized for these stock options. The effect of applying the fair value method of accounting for the Company's stock based awards results in net income and earnings per share that are not materially different from the amounts reported.


NOTE  H - Statutory Accounting Practices

Investors Heritage's statutory-basis capital and surplus was $13,072,059 and $13,579,260 at December 31, 1999 and 1998, respectively. Statutory-basis net income was $1,003,580, $1,297,550 and $1,294,586 for 1999, 1998 and 1997,
respectively.

Principle adjustments to statutory amounts to derive GAAP amounts include: a) costs of acquiring new policies are deferred and amortized; b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; c) deferred income taxes are provided; d) value of business acquired and goodwill are established for acquired companies and e) accounting for certain investments in debt securities.

Investors Heritage is domiciled in the Commonwealth of Kentucky and prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Kentucky Department of Insurance (the 'Department'). Currently, 'prescribed' statutory accounting practices are interspersed throughout state insurance laws and regulations, as well as a variety of publications of the National Association of Insurance Commissioners ('NAIC'). 'Permitted' statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. In 1998, the NAIC adopted codified statutory accounting principles ('Codification') to be effective beginning in 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that Investors Heritage uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for Investors Heritage, Kentucky must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory basis results to the Department. At this time it is anticipated that Kentucky will adopt Codification. Management has not yet determined the impact of Codification on Investors Heritage statutory basis financial statements.

During the Department's 1995 quadrennial examination of Investors Heritage, previously permitted admitted assets were required to be written-down. In 1999, the remaining write-down of home-office real estate to the prescribed value, was amortized in accordance with the Department's write-down schedule by $475,646. These adjustments had no effect, other than requiring disclosure, on the Company's financial statements prepared in accordance with accounting principles generally accepted in the United States.

NOTE  I - Segment and Reinsurance Data

SFAS No. 131, 'Disclosures about Segments of an Enterprise and Related Information', requires a 'management approach' (how management internally evaluates the operating performance of its business units) in the presentation of business segments. The segment data that follows has been prepared in accordance with SFAS No. 131.

The Company operates in four segments as shown in the following table. All segments include both individual and group insurance. Identifiable revenues, expenses and assets are assigned directly to the applicable segment. Net investment income and invested assets are generally allocated to the insurance and the corporate segments in proportion to policy liabilities and stockholders' equity, respectively. Certain assets, such as property and equipment and leased property under capital leases, are assigned to the Corporate segment. Goodwill has been allocated to the insurance lines based upon the mix of business of companies acquired. Results for the parent company, Investors Heritage Printing, Inc. and Investors Heritage Financial Services Group, after elimination of intercompany amounts, are allocated to the Corporate segment.

During 1999, the development of segment data was derived using a revised allocation methodology. Such change in approach was applied and amounts have been restated for the 1998 and 1997 segments. This change in approach was made to enhance the allocation of costs to coincide with resources used by the segment. As a result of this change, Pre-Tax Income from Operations for Preneed & Burial Products decreased $278,000 for 1998 and $428,000 for 1997. Pre-Tax Income from Operations for Traditional & Universal Life Products decreased by $42,000 for 1998 and $146,000 for 1997. Credit Insurance Products & Administrative Services Pre-Tax Income from Operations increased by $253,000 for 1998 and $543,000 for 1997. The Corporate & other segment Pre-Tax Income from Operations increased by $67,000 for 1998 and $31,000 for 1997.

                                        1999         1998       1997
                                        ----         ----       ----
                                                  (000's omitted)
Revenue:
Preneed & Burial Products          $    47,158   $   41,319   $   36,995
Traditional & Universal Life Products   13,573       14,146       13,950
Credit Insurance Products &
  Administrative Services                  345          307          152
Corporate & other                        1,696        1,936        1,610
                                   -----------    ---------   ----------
                                   $    62,772    $  57,708   $   52,707
                                   ===========    =========   ==========

Pre-Tax Income from Operations:
Preneed & Burial Products          $    3,590    $    2,408   $    2,096
Traditional & Universal Life Products   1,047         1,194          706
Credit Insurance Products &
 Administrative Services                  (43)         (142)        (123)
Corporate & other                         258           550          164
                                   ----------     ---------   ----------
                                   $    4,852    $    4,010   $    2,843
                                   ==========    ==========   ==========

Assets:
Preneed & Burial Products          $  152,096    $  139,993   $  123,111
Traditional & Universal Life Products  73,117        75,168       72,586
Credit Insurance Products &
Administrative Services                27,151        21,987       15,385
Corporate & other                      38,851        51,221       45,790
                                   ----------    ----------   ----------
                                   $  291,215    $  288,369   $  256,872
                                   ===========   ==========   ==========
Amortization and Depreciation Expense:
Preneed & Burial Products          $    4,249    $    4,095   $    4,502
Traditional & Universal Life Products   2,094         2,265        1,997
Credit Insurance Products &
Administrative Services                    33           149          460
Corporate & other                         445           431          531
                                   ----------    ----------   ----------
                                   $    6,821    $    6,940   $    7,490
                                   ==========    ==========   ==========

The Company ceded 100% of the risks associated with its credit life and accident insurance written during 1999, 1998 and 1997 through coinsurance agreements with various companies. The Company administers the ceded credit life and accident insurance for an agreed-upon fee. During 1999, 1998 and 1997, the Company received $733,682, $612,081 and $505,400, respectively, of fee income associated with these reinsurance arrangements which is recognized in the Credit Insurance Products & Administrative Services and Corporate & other lines of the preceding table. Ceded benefit and claim reserves associated with these reinsurance arrangements at December 31, 1999 and 1998 were $21,988,882 and $17,310,827, respectively. Additionally, the Company utilizes yearly renewable term reinsurance to cede life insurance coverage in excess of its retention limit which has been set at $100,000. Total premiums ceded amounted to $19,575,000, $18,123,000 and $14,468,000 in 1999, 1998 and 1997, respectively and commissions and expense allowances received were $11,449,000, $10,900,000 and $8,657,000 in 1999, 1998 and 1997, respectively. Unearned premium reserves were reduced by $24,071,000 and $19,859,000 at December 31, 1999 and 1998, respectively, for credit-related reinsurance transactions. Benefit recoveries associated with the Company's ceded reinsurance contracts were $3,145,000, $2,403,000 and $1,956,000 in 1999, 1998 and 1997, respectively. The Company remains contingently liable on all ceded insurance should any reinsurer be unable to meet their obligations. Assumed reinsurance premiums were $2,618,000, $2,787,000 and $2,855,000 in 1999,
1998 and 1997, respectively.

NOTE  J - Contingent Liabilities

The Company is named as a defendant in a number of legal actions arising primarily from claims made under insurance policies. Management and its legal counsel are of the opinion that the settlement of those actions will not have a material adverse effect on financial position or results of operations.

In most of the states in which the Company is licensed to do business, guaranty fund assessments may be taken as a credit against premium taxes over a five year period. These assessments, brought about by the insolvency of life and health insurers, are levied at the discretion of the various state guaranty fund
associations to cover association obligations.   It is management's opinion that
the effect of any future assessments would not be material on the financial position or results of operations of the Company because of the use of premium tax off-sets.

NOTE K - Quarterly Financial Data (Unaudited)

The following tables show the unaudited quarterly financial data for the Company.

1999           1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
               -----------   -----------   -----------   -----------
Premiums       $10,871,846   $11,803,041   $12,871,624   $11,361,131
Total Revenue   14,764,042    15,680,003     6,926,704    15,400,914
Net Income         509,479       485,500       749,252       635,025
Earnings Per Share    0.60          0.57          0.93          0.69


1998           1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
               -----------   -----------   -----------   -----------
Premiums       $10,739,762   $11,100,540   $10,756,960   $10,041,027
Total Revenue   14,309,727    14,828,637    14,585,962    13,983,986
Net Income         409,973       519,217       649,456       396,491
Earnings Per Share    0.49          0.62          0.77          0.46


                               STOCK INFORMATION

STOCK PRICES

OTC BULLETIN BOARD MARKET QUOTATIONS


1999 MARKET PRICE RANGE
March          June           Sept.          Dec.
18 - 18        18 - 21        21 - 23        23 - 231/2

1999 Annual Dividend Per Share - $.38


1998 MARKET PRICE RANGE
March          June           Sept.          Dec.
16 - 163/4    17 - 20         20 - 201/2     18 - 20

1998 Annual Dividend Per Share - $.38


The stock of Kentucky Investors is quoted on the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The symbol for Kentucky Investors is KINV.

The 2000 cash dividend to be paid to its stockholders by Kentucky Investors on April 7, 2000 is $.38 per share.

ANNUAL MEETING
=============================================================================
The 2000 meeting of shareholders of Kentucky Investors, Inc. is scheduled for 11 a.m. on Thursday, May 11, 2000, at the company auditorium, Second and Shelby Streets, Frankfort, Kentucky.

FORM 10-K
=============================================================================
A copy of the Form 10-K Annual Report to the Securities and Exchange Commission for the Company can be obtained upon request to the Secretary.

TRANSFER AGENT
=============================================================================
Investors Heritage Life Insurance Company


Stock Transfer Department
P.O. Box 717
Frankfort, Kentucky 40602

(502) 223-2364 - EXT. 305